1934 Act Registration No. 1-14700

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549

FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934
For the month of January 2023 (Commission File Number: 001-14700)
Taiwan Semiconductor Manufacturing Company Ltd. (Translation of Registrant’s Name Into English)
No. 8, Li-Hsin Rd. 6, Hsinchu Science Park, Taiwan, R.O.C. (Address of Principal Executive Offices)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in papers as permitted by Regulation S-T Rule 101(b)(1):□

Indicate by check mark if the registrant is submitting the Form 6-K in papers as permitted by Regulation S-T Rule 101(b)(7):□

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Taiwan Semiconductor Manufacturing Company Ltd.
Date:	January 18, 2023	By	/s/ Wendell Huang
Wendell Huang
Vice President & Chief Financial Officer

Taiwan Semiconductor Manufacturing Company Limited
("TSMC"; NYSE: TSM)

This is to report 1) the changes in the shareholdings of TSMC board of directors, executive officers and shareholders who own more than 10% of total outstanding common shares of TSMC; 2) the changes in the pledge of TSMC common shares by TSMC board of directors, executive officers and shareholders who own more than 10% of total outstanding common shares of TSMC; 3) the acquisition and disposition of assets by TSMC and its subsidiaries; 4) the capital appropriations approved by TSMC board of directors and 5) The unsecured bonds issued by TSMC and its subsidiaries for the month of December 2022.

1. The changes in the shareholdings of TSMC board of directors, executive officers and shareholders who own more than 10% of total outstanding common shares of TSMC:

Title	Name	Number of shares held as of		Changes
		11/30/2022	12/31/2022
Chairman	Mark Liu	12,914,493	12,915,062	569
Vice Chairman and Chief Executive Officer	C.C. Wei	6,979,468	7,046,468	67,000
Senior Vice President	J.K. Lin	13,668,212	13,696,212	28,000
Senior Vice President	Cliff Hou	461,447	463,510	2,063
Vice President and Chief Financial Officer	Wendell Huang	1,651,887	1,651,904	17
Vice President	Jonathan Lee	363,516	368,522	5,006
Vice President	L.C. Lu	185,227	190,227	5,000
Note: Shareholdings include shares held by the related parties.

2. The changes in the pledge of TSMC common shares by TSMC board of directors, executive officers and shareholders who own more than 10% of total outstanding common shares of TSMC: Inapplicable.

3. The acquisition and disposition of assets by TSMC and its subsidiaries:
Fixed-income investment: NT$6.1 billion of acquisition.

4. The capital appropriations approved by TSMC board of directors: Inapplicable.

5. The unsecured bonds issued by TSMC and its subsidiaries: Inapplicable.